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                                                         SEC FILE NUMBER
                                                             1-6627
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q
             [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended:  June 30, 2005
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                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Michael Baker Corporation
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Full Name of Registrant


Former Name if Applicable

100 Airside Drive
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Address of Principal Executive Office (Street and Number)

Moon Township, Pennsylvania  15108
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
              and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Michael Baker Corporation (the "Company") is filing this Form 12b-25 because additional time is needed for the Company to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which was due on August 9, 2005. The Company will also be delaying the issuance of a news release announcing its financial results for the same period, as well as the associated conference call and webcast.

         The reason for the delay relates to accrual errors in accounting for income tax expense and income tax withholding certificates in the Company's Nigerian operations. The Company, which has two subsidiaries through which it conducts its Nigerian operations, is currently reviewing its tax position in Nigeria and believes that it will be restating its 2004, 2003 and 2002 financial statements included in the Company's 2004 Form 10-K. In 2004, Nigerian revenues represented slightly less than 40% of the Company's total reported foreign revenues of $67.2 million.

         The Company is also reviewing the need to accrue an initial "incurred but not reported" liability for certain self-insured professional liability losses. The Company has not previously recorded a liability for this exposure. If it determines that such a liability should be recorded, management anticipates that the pre-tax amount of this adjustment will not exceed $1.5 million, with a portion attributed to an opening retained earnings adjustment as of January 1, 2002, and the balance spread over restated periods for 2004, 2003, and 2002.


PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     William P. Mooney                412                       269-6300
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          (Name)                  (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                          Yes [X]    No [ ]

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          Yes [X]    No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates, but is not certain, that there will be a significant change in the results of operations for the corresponding period of the last fiscal year. Until the Company fully assesses the proper amount, classification and timing of the restatement adjustments for the matters discussed in Item III above, the Company will not be in a position to determine the significance of the change to the results of operations for the corresponding period of the last fiscal year.


                            Michael Baker Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 10, 2005                       By  /s/ William P. Mooney
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                                               Executive Vice President and
                                               Chief Financial Officer